SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16a
of the Securities Exchange Act of 1934

23 March 2026
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, 23 March 2026
           re: Director/PDMR Shareholding

 23 March 2026

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

This announcement should be read in conjunction with the disclosures in the 2025 Annual Report and Accounts published on 13 February 2026. The 2025 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

Fixed Share Awards
This announcement details the number of Shares acquired by PDMRs in respect of the first quarter of 2026 under the Group's Fixed Share Award. In this respect, the PDMRs listed in the table below acquired on 20 March 2026, after the settlement of income tax and national insurance contributions, the number of Shares as set out by their name. The acquisition price was 94.48 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over a three-year period, with one-third being released each year on 20 March.

Name	Net Shares
Charlie Nunn	192,885
William Chalmers	123,027

Transfer of Shares into an Individual Savings Account ('ISA')
To effect a transfer into an ISA, on 20 March 2026 William Chalmers, a PDMR, sold 21,387 Shares from his personal holding at a price of 93.562 pence per Share and on 20 March 2026 purchased 21,276  Shares at a price of 93.52 pence per Share. William continues to comply with the Group's shareholder policy requirements.

Exercise of options to acquire Shares
Charlie Nunn, Chirantan Barua and Jayne Opperman acquired Shares following the exercise of share buyout awards (for nil consideration) on 23 March 2026. The number of Shares acquired by each, after the settlement of income tax and national insurance contributions, is as set out below by their name. The Shares are subject to holding periods in line with the periods applicable to the awards from their previous employer which were bought out.

Name	Net Shares
Charlie Nunn	725,576
Chirantan Barua	226,735
Jayne Opperman	336,745

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 7788 352 487

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY
ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charlie Nunn
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2026 under the Group's Fixed Share Award
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.944800	192,885

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-03-20
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award on a net of income tax and national insurance contributions (NICs) basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.00	725,576

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-03-23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares - In respect of the first quarter of 2026 under the Group's Fixed Share Award
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.944800	123,027

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-03-20
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of ordinary shares (to effect transfer to ISA).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.93562	21,387

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-03-20
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of ordinary shares (to effect transfer to ISA).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.9352	21,276

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-03-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Chirantan Barua
2	Reason for the notification
a)	Position/status	CEO, Insurance, Pensions & Investments
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award on a net of income tax and national insurance contributions (NICs) basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.00	226,735

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-03-23
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jayne Opperman
2	Reason for the notification
a)	Position/status	CEO, Consumer Lending
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award on a net of income tax and national insurance contributions (NICs) basis
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.00	336,745

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2026-03-23
f)	Place of the transaction	Outside a trading venue

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 23 March 2026